Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

ISSUE AND LISTING OF 6,869,926,194 RIGHTS SHARES

Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Chartered’s announcement dated March 9, 2009 in relation to the renounceable underwritten rights offering.

Further to the announcement on April 9, 2009 on the results of the Rights Offering, all 6,869,926,194 Rights Shares were allotted and issued today.

The Rights Shares allotted and issued to successful subscribers with CDP Securities Accounts (including those who have elected to receive their Rights Shares in their respective CDP Securities Accounts) will be credited into their respective CDP securities accounts on April 16, 2009. The share certificates of other successful subscribers have been despatched today.

All 6,869,926,194 Rights Shares will be listed for quotation on the Main Board of the SGX-ST on April 16, 2009, and trading of the Rights Shares will commence with effect from 9.00 a.m. on the same date.

Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

April 15, 2009
Singapore

Important Notice

A registration statement relating to the offering of the securities described above has been filed with the United States Securities and Exchange Commission (“SEC”). Our offering of these securities in the United States has been made by means of the prospectus contained in the registration statement and the prospectus supplement thereto. You may get these documents for free from Chartered, at 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.